Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

July 2, 2010

VIA UPS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed July 2, 2010
File No. 333-163069

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 21, 2010 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2009, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 27, 2010, Amendment No. 3 to the Registration Statement filed by the Company with the Commission on March 4, 2010, and Amendment No. 4 to the Registration Statement filed by the Company with the Commission on April 7, 2010 (“Amendment No. 4”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 4.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Amendment No. 5 has been filed by the Company today.  Please note that some of our revisions contained in Amendment No. 5 reflect blue sky comments received by the states as of the date hereof.  In addition, we have provided or will provide under separate cover:  (a) certain items requested in this Comment Letter; and (b) the confirmation from the Financial Industry Regulatory Authority that it has completed its review of the Registration Statement and Amendments Nos. 1 through 3 thereto and that, based on such documents, it has decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

July 2, 2010

For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5.  All page number references in the Company’s responses are to page numbers in Amendment No. 5.

General

1.
We note your response to comment 1 of our letter dated March 24, 2010 and the statement in the third paragraph on page 3 that “to the Company’s knowledge” this is the method that is being followed by soliciting dealers.  Please provide copies of the subscription agreement, soliciting dealer agreement and the private placement memorandum relating to the private placement.  In addition, explain the steps that you have taken to ensure that the investors in the private placement have previously invested in private placements through soliciting dealers and describe how the private placement memorandum or other offering materials are being distributed.

We advise the Staff that we submitted a separate response to this comment on May 6, 2010.  It is our understanding that our prior response was deemed satisfactory by the Staff.

Prospectus Summary, page 4
Our Investment Objectives, page 5

2.
We note your statement on page 5 that six senior executives of your advisor have over 100 years of combined real estate experience.  Please revise to provide each individual’s experience as it is not appropriate to aggregate experience, In addition, please remove the reference to the $20 billion of real estate and real estate-related assets that your senior executives have acquired from the summary section.  This information is more appropriately discussed in other sections of the prospectus, such as the business section.

We advise the Staff that the prospectus has been revised to refer to the individual experience of our six senior executives on pages 1, 5, 57, 62 and 104.  In addition, the prospectus has been revised to eliminate the references in the summary section to the acquisition by our six senior executives of $20 billion of real estate and real estate related assets.

July 2, 2010

[Management Compensation, page 84

3.
We note your response to comment 5 in our letter dated March 24, 2010 and your revisions to disclose the organizational and offering expenses paid by the advisor as of December 31, 2009.  We continue to believe that you should revise to disclose the amount paid by your advisor to date, Please revise accordingly.

We advise the Staff that we have updated the disclosure in the prospectus on pages 11 and 86 relating to the amount of organizational and offering expenses paid by the advisor on our behalf to include expenses paid through June 30, 2010.

4.
We note your revised disclosure on page 86 that the oversight fee, when paid together with the asset management fee, shall not exceed the total asset management fee, which is 0.75% of the cost of your assets.  Please clarify, if true, that if you pay an oversight fee, the asset management fee will be reduced so that the combined fees do not exceed 0.75% of the cost of your assets or otherwise explain your disclosure.

We advise the Staff that if we contract directly with third parties for property management services and our property manager is paid an oversight fee, the asset management fee payable to our advisor will be reduced by the amount of the oversight fee, and accordingly the asset management fee together with the oversight fee will not exceed 0.75% of the cost of our assets. The disclosure on pages 13, 76, 80, 82, 84-85, 89 and 90 has been modified accordingly.

Appendix A, page A-1
Prior Performance Tables, page A-1
Table I – Experience in Raising and Investing Funds for Public Program Properties, page A-2

5.
We note your response to comment 11 in our letter dated January 15, 2010.  We note that, in this amendment, you have removed many of the percentages previously disclosed and, therefore, we reissue the comment in part.  Please revise the tables for each program to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering.  Dollar amounts may also be used provided that the percentages are included.  Please note that the “Dollar Amount Raised” should be 100% even if it was less than the dollar amount offered.  All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised.

We advise the Staff that we have added the requested percentages to Table I on pages A-2 and A-3.

July 2, 2010

Table II – Compensation to Sponsor, page A-4

6.
We note your response to comment 11 in our letter dated March 24, 2010 and the revised disclosure.  Please revise your disclosure on pages A-4 and A-5 to quantify in the footnotes the amount raised from the sponsor and its affiliates.

We advise the Staff that we have revised the footnotes to Table II on pages A-4 and A-5 to quantify the amount raised from investors and the amount raised from the sponsor and its affiliates.

Part II – Information Not Contained in Prospectus, page II-1
Exhibit Index
Exhibit 8.1

7.
We note your response to comment 15 in our letter dated March 24, 2010 and the revisions made.  We note the statement on page 3 of the opinion:  “This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and the holders of Stock issued pursuant to the Registration Statement.”  Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate.  For example, please have counsel revise to clarify that secondary purchasers also may rely on the opinion.

In accordance with our discussions with the Staff, we have revised the tax opinion to revise limitations as to who may rely on the tax opinion.

AMENDED SALES LITERATURE SUBMITTED APRIL 7, 2010
American Realty Capital New York Recovery REIT, Inc. Website Pages

8.
We note your response to comment 16 in our letter dated March 24, 2010 and the revisions made.  It does not appear that you fully complied with our comment with respect to including a link to the summary risk factors on every webpage.  For example, please include a link to the summary risk factors on the Q&A page of the website.

We advise the Staff that we have included a link to the summary risk factors on each webpage, including the Q&A page of the website.  We provided under separate cover, dated April 7, 2010, a supplement to our response letter filed on April 7, 2010 which contained the printed image of the American Realty Capital New York Recovery REIT, Inc. website.  Unfortunately, because the image is of a website which is in the process of being constructed, the PDF version does not neatly reflect the flow of the website from page 12 to page 13 of the PDF.  We will provide another printout of the end of the Q&A page of the website which shows that pages 12 and 13 of the PDF flow together as a single webpage and include a link to the summary risk factors at the end of that webpage.

July 2, 2010

American Realty Capital New York Recovery REIT, Inc. Presentation

9.
We note your response to comment 19 in our letter dated March 24, 2010 and the revisions made.  We note, however, that you continue to use numerous photographs of buildings in New York City as well as the city’s skyline.  Please further reduce the amount of photographs used in your presentation.  In addition, please revise the first sentence at the bottom of the photographs to clarify that the properties pictured are not owned by the program or any affiliate and are included solely as an illustration of New York City real estate.  In this regard, please remove the phrases “and may not be acquired by the current program” and “an example of the types of properties that may be acquired by the program.”

We advise the Staff that we have further reduced the number of photographs of buildings in New York City and the city’s skyline and revised the sentence at the bottom of the photographs so that it reads as follows:  “The properties pictured herein are not owned by the program or any affiliate and are included solely as an illustration of New York City real estate.”

10.
We note your response to comment 22 in our letter dated March 24, 2010.  Please comply with Item 10(b) of Regulation S-K with respect to the basis for this hypothetical return or remove this disclosure from the presentation.

We advise the Staff that we have revised page 18 of the presentation to comply with Item 10(b) of Regulation S-K.

11.	We note your response to comment 23 in our letter dated March 24, 2010. Please further explain what you mean by the statement: “No legacy assets previously purchased at top of market.”

We advise the Staff that we have included a footnote on pages 6 and 20 of the presentation to clarify that the meaning of the statement “No legacy assets” is that “management will not be distracted by and shareholders will not be burdened with past acquisitions.”

American Realty Capital New York Recovery REIT Hardcard

12.
We note your response to comment 24 in our letter dated March 24, 2010.  Please further highlight the risk factors associated with the offering.  For example, consider using bullet points for each risk factor as well as larger font.

We advise the Staff that we have increased the font and bolded the text of the risk factors.  For purposes of consistency with marketing materials distributed by our sponsor in connection with other offerings, we have not bulleted the risk factors.

July 2, 2010

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3135 or to Peter Fass at (212) 969-3445.

Yours very truly,
/s/ James P. Gerkis
James P. Gerkis, Esq.